UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the three and nine months ended September 30, 2025

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Dorchester House,

7 Church Street,

Hamilton,

HM11,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧           Form 40- F ◻

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited interim condensed consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as of September 30, 2025 and for the three and nine months ended September 30, 2025 and 2024.

This Report is hereby incorporated by reference into the following registration statements of the Company:

●	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016;

●	Registration Statement on Form F-3 (Registration No. 333-267260) filed with the U.S. Securities and Exchange Commission on September 2, 2022;

●	Registration Statement on Form F-3 (Registration No. 333-281870) filed with the U.S. Securities and Exchange Commission on August 30, 2024; and

●	Registration Statement on Form S-8 (Registration No. 333-281879) filed with the U.S. Securities and Exchange Commission on August 30, 2024.

FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this report include, among others, statements regarding: future operating results; the outcome of the Company’s strategies; fleet expansion and vessel and business acquisitions, and the timing thereof: future drydocking days, drydocking expenses and anticipated installations of scrubbers; sufficiency of liquidity and capital resources; anticipated funds and sources of financing for liquidity needs; the Company’s expectations regarding covenants in financing arrangements; the Company’s expectations regarding foreign exchange risk and credit risks; the Company’s expectations regarding the risk and potential effects of inflation; the potential effects of tariffs, and other foreign policy activities on global markets, the shipping industry and the Company’s operations; the potential effect of geopolitical conflicts, including the Russia-Ukraine war, the Israel-Hamas conflict and attacks against merchant vessels in the Red Sea area on the shipping industry and the Company; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company’s vessels; geopolitical conflicts, including future developments relating to the Russia-Ukraine conflict (including related sanctions and import bans) or the Israel-Hamas war; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability and completion of financing and refinancing; the Company’s operating results and capital requirements and the declaration of any future dividends by the Company’s board of directors; charter counterparty performance; any unanticipated delays or complications with scheduled drydockings, or anticipated installations of scrubbers; ability to comply with covenants in the Company’s financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; new or revised accounting pronouncements; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or other events; vessel breakdowns and instances of off-hire; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2024, for a more complete discussion of these and other risks and uncertainties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: November 5, 2025	By:	/s/ John Russell
John Russell
Chief Financial Officer

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and accompanying notes contained in this Report on Form 6-K (this “Report”) and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2024. The unaudited interim condensed consolidated financial statements included in this Report have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements (“U.S. GAAP”) and are presented in U.S. dollars as of September 30, 2025 and for the three and nine months ended September 30, 2025 and 2024. Unless the context otherwise requires, the terms “Ardmore,” the “Company”, “we,” “our” and “us” refer to Ardmore Shipping Corporation (NYSE: ASC) and its consolidated subsidiaries.

GENERAL

Ardmore owns and operates a fleet of Medium Range (“MR”) product and chemical tankers ranging from 25,000 to 50,200 deadweight tonnes (“dwt”). We provide through our modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. As of September 30, 2025, we had in operation 27 vessels (including two chartered-in vessels), consisting of 21 MR tankers (19 Eco-Design and two Eco-Mod) ranging in size from 45,000 dwt to 50,200 dwt and six Eco-Design (IMO 2 product / chemical tankers) ranging in size from 25,000 dwt to 37,800 dwt.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product (“CPP”) and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our operating performance and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy includes continuing to build our fleet with Eco-design newbuildings or Eco-design second-hand vessels and with modern second-hand vessels that can be upgraded to Eco-mod.

We believe that the global energy transition will have a profound impact on the shipping industry, including the product and chemical tanker segments. While this transition will unfold over years, the impact is already being felt through anticipated Energy Efficiency Existing Ship Index and Carbon Intensity Indicator regulations and constraints on newbuilding ordering activity. We view energy transition as less of a compliance challenge and more of an opportunity, which we have set out in our Energy Transition Plan (“ETP”), which is posted to our website. The information in our ETP or in our website is not incorporated by reference into this Report.

We are an integrated shipping company. All of our 25 owned vessels are technically managed by Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us. We have a resolute focus on both high-quality service and efficient operations, and we believe that our expenses are very competitive with those of our peers.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. Through our in-house chartering and commercial team, we market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders and chemical companies. We monitor the tanker markets to understand how to best utilize our vessels and may change our chartering strategy to take advantage of changing market conditions.

As of September 30, 2025, our fleet consisted of the following 25 owned vessels, excluding two chartered-in vessels.

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Purpose	Product/Chemical	50,192	2/3	Sep-2020	S. Korea	MI	Eco-Design
Ardmore Gibraltar	Product/Chemical	49,999	2/3	Apr-2017	S. Korea	SG	Eco-Design
Ardmore Pursuit	Product/Chemical	49,709	2/3	Feb-2017	S. Korea	MI	Eco-Design
Ardmore Persistence	Product/Chemical	49,688	2/3	Jan-2017	S. Korea	MI	Eco-Design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-2015	S. Korea	MI	Eco-Design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-2015	S. Korea	MI	Eco-Design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-2015	S. Korea	MI	Eco-Design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-2015	S. Korea	MI	Eco-Design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-2014	S. Korea	MI	Eco-Design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-2014	S. Korea	MI	Eco-Design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-2014	S. Korea	MI	Eco-Design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-2014	S. Korea	MI	Eco-Design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-2014	S. Korea	MI	Eco-Design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-2014	S. Korea	MI	Eco-Design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-2013	S. Korea	MI	Eco-Design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-2013	S. Korea	MI	Eco-Design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-2013	S. Korea	MI	Eco-Design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-2013	S. Korea	MI	Eco-Design
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-2013	S. Korea	MI	Eco-Design
Ardmore Defender	Product/Chemical	37,791	2	Feb-2015	S. Korea	MI	Eco-Design
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-2015	S. Korea	MI	Eco-Design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-2015	Japan	MI	Eco-Design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-2015	Japan	MI	Eco-Design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-2015	Japan	MI	Eco-Design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-2015	Japan	MI	Eco-Design
Total		1,122,770

SIGNIFICANT DEVELOPMENTS

Preferred Stock

On October 31, 2025, we fully redeemed all outstanding shares of our Series A Preferred Stock, for $30.6 million, which represents the stipulated redemption price of 102% of the liquidation preference per share.

Fleet

During the quarter ended September 30, 3025, we took delivery of the previously announced acquisition of three modern, high-quality, Korean-built MR tankers, totaling $103.9 million. The vessel acquisitions were financed by cash on hand and bank debt, maintaining a modest leverage level and lowering average fleet age.

While primarily trading its fleet in the spot market, we recently committed one of our 2014-built MRs on a two-year time charter at $21,250 per day to a top-tier oil major.

Financing

In July 2025, we closed a $350 million revolving credit facility on favorable terms, secured by 20 of our owned vessels. The facility is priced at SOFR plus a margin of 1.80% and matures in 2031. The bank group in the revolving credit facility is comprised of Nordea Bank, Skandinaviska Enskilda Banken AB (publ), ABN AMRO Bank, and Danske Bank A/S.

Capital Allocation Policy, Including Dividends

Consistent with our variable dividend policy of paying out dividends on our shares of common stock equal to one-third of Adjusted earnings, as calculated for dividends, our Board of Directors declared a cash dividend on November 5, 2025, of $0.10 per common share for the quarter ended September 30, 2025. The dividend will be paid on December 12, 2025, to all shareholders of record on November 28, 2025.

Geopolitical Conflicts

The ongoing Russia-Ukraine conflict has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. This conflict has contributed to increases in spot tanker rates.

Geopolitical tensions have increased since commencement of the Israel-Hamas conflict in October 2023. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates, and expenses. Continuing instability or any further escalation or expansion of hostilities in the Middle East or elsewhere could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for our services.

Geopolitical and Economic Uncertainty

In recent months, governments have taken actions to implement new or increased tariffs on foreign imports and port fees. These activities have resulted in tariffs being levied on various goods and commodities, which may trigger an escalation of trade wars. These actions have been disruptive to global markets, resulting in significant volatility in stock and commodity prices and an increase in general global economic uncertainty, including the risk of economic recessions. As a result of this rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.

Please see “Item 3. Key Information--Risk Factors” in our Annual Report on Form 20-F for information about risks to us and our business relating to political instability, terrorist or other attacks, war or international hostilities.

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects. We use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our condensed statements of operations and report voyage expenses separately. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or TCE rates (which represent net revenues divided by revenue days) and industry analysts typically measure rates in terms of TCE rates. This is because under time charters the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. Accordingly, the discussion of revenue below focuses on TCE rates where applicable, as TCE provides meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it allows Ardmore to evaluate its revenue on a consistent basis, regardless of whether Ardmore chooses to employ its vessels on voyage charters or time charters. Our calculation of TCE may not be comparable to that reported by other companies. Net revenues, a non-GAAP financial measure, represents revenues less voyage expenses. Voyage expenses are all expenses related to a particular voyage, which include, among other things, bunkers and port/canal costs. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how we record revenue under U.S. GAAP.

Under discharge to discharge, revenue is recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

Statements of Operations for the Three Months Ended September 30, 2025 and September 30, 2024

The following table presents our operating results for the three months ended September 30, 2025 and September 30, 2024.

	Three Months Ended
In thousands of U.S. Dollars	September 30, 2025	September 30, 2024	Variance	Variance (%)
Revenue, net	$81,245	96,118	(14,873)	(15%)

Voyage expenses	(28,465)	(34,574)	6,109	18%
Vessel operating expenses	(16,425)	(13,970)	(2,455)	(18%)
Time charter-in
Operating expense component	(2,373)	(3,082)	709	23%
Vessel lease expense component	(2,183)	(2,835)	652	23%
Depreciation	(8,755)	(7,833)	(922)	(12%)
Amortization of deferred drydock expenditures	(1,621)	(997)	(624)	(63%)
General and administrative expenses
Corporate	(5,265)	(6,274)	1,009	16%
Commercial and chartering	(1,089)	(1,212)	123	10%
Unrealized losses on derivatives	—	(26)	26	(100%)
Interest expense and finance costs	(1,744)	(1,103)	(641)	(58%)
Loss on extinguishment of debt	(469)	—	(469)	100%
Interest income	188	226	(38)	(17%)
Net Income before taxes	13,044	24,438	(11,394)	(47%)
Income tax	(137)	(74)	(63)	(85%)
Loss from equity method investments	(121)	(220)	99	45%
Net Income	$12,786	24,144	(11,358)	(47%)
Preferred dividends	(643)	(857)	214	25%
Net Income attributable to common stockholders	$12,143	23,287	(11,144)	(48%)

Revenue. Revenue for the three months ended September 30, 2025, was $81.2 million, a decrease of $14.9 million from $96.1 million for the three months ended September 30, 2024. Our average number of operating vessels was 26.8 for the three months ended September 30, 2025, a slight increase from 26.0 for the three months ended September 30, 2024.

We had 1,938 spot revenue days for the three months ended September 30, 2025, as compared to 2,279 for the three months ended September 30, 2024. We had 22 vessels employed directly in the spot market as of September 30, 2025, as compared to 25 vessels as of September 30, 2024. The decrease in spot revenue days resulted in a decrease in revenue of $14.0 million, while decreases in spot rates resulted in a decrease in revenue of $5.6 million for the three months ended September 30, 2025, as compared to the three months ended September 30, 2024.

We had four product tankers and one chemical tanker employed under time charters as of September 30, 2025, compared to one product tanker as of September 30, 2024. We had 378 revenue days derived from time charters for the three months ended September 30, 2025, as compared to 92 revenue days for the three months ended September 30, 2024. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $4.7 million for the three months ended September 30, 2025.

Voyage Expenses. Voyage expenses were $28.5 million for the three months ended September 30, 2025, a decrease of $6.1 million from $34.6 million for the three months ended September 30, 2024. The decrease is primarily due to a reduction in bunker costs.

TCE Rate. The average TCE rate for our fleet was $23,475 per day for the three months ended September 30, 2025, a decrease of $3,153 per day from $26,628 per day for the three months ended September 30, 2024. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $16.4 million for the three months ended September 30, 2025, an increase of $2.5 million from $14.0 million for the three months ended September 30, 2024. The increase reflects the timing of vessel operating expenses between quarters and is also partly attributable to the addition of three vessels to the Ardmore fleet during the three months ended September 30, 2025. Vessel operating expenses, by their nature, can be prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expenses were $4.6 million for the three months ended September 30, 2025, a decrease of $1.3 million from $5.9 million for the three months ended September 30, 2024. This decrease is a result of two chartered-in vessels redelivered at the end of their charter periods during the three months ended September 30, 2025, compared to the three months ended September 30, 2024. Total charter hire expenses in the third quarter of 2025 were comprised of an operating expense component of $2.4 million and a vessel lease expense component of $2.2 million (September 30, 2024: $3.1 million and $2.8 million, respectively).

Depreciation. Depreciation expense for the three months ended September 30, 2025 was $8.8 million, an increase of $1.0 million from $7.8 million for the three months ended September 30, 2024. This increase is primarily attributable to the previously announced addition of three vessels to the Ardmore fleet during the third quarter of 2025.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended September 30, 2025 was $1.6 million, an increase of $0.6 million from $1.0 million for the three months ended September 30, 2024 due to increased drydocking activity compared to the previous period. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended September 30, 2025 were $5.3 million, a decrease of $1.0 million from $6.3 million for the three months ended September 30, 2024. The decrease is primarily the result of one-time expenses related to the Company’s leadership transition during the three months ended September 30, 2024.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended September 30, 2025 were $1.1 million, generally consistent with $1.2 million for the three months ended September 30, 2024.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended September 30, 2025 were $1.7 million, an increase of $0.6 million from $1.1 million for the three months ended September 30, 2024. The increase was due to  drawdowns made on our revolving credit facilities to finance the purchase of three MR tankers during the three months ended September 30, 2025.

Amortization of deferred finance fees for the three months ended September 30, 2025 was $0.2 million, generally consistent with $0.3 million for the three months ended September 30, 2024.

Loss on Extinguishment of Debt. We recorded a loss on extinguishment of debt of $0.5 million during the three months ended September 30, 2025. Loss on extinguishment of debt relates to the partial write-off of deferred finance fees associated with our previous revolving credit facility. We recorded no gain or loss on extinguishment of debt during the three months ended September 30, 2024.

Statements of Operations for the Nine Months Ended September 30, 2025 and 2024

The following table presents our operating results for the nine months ended September 30, 2025 and 2024

	Nine Months Ended
In thousands of U.S. Dollars	September 30, 2025	September 30, 2024	Variance	Variance (%)
Revenue, net	$227,287	323,745	(96,458)	(30%)

Voyage expenses	(84,674)	(99,842)	15,168	15%
Vessel operating expenses	(47,046)	(45,114)	(1,932)	(4%)
Time charter-in
Operating expense component	(8,395)	(8,812)	417	5%
Vessel lease expense component	(7,725)	(8,109)	384	5%
Depreciation	(24,308)	(22,414)	(1,894)	(8%)
Amortization of deferred drydock expenditures	(3,799)	(2,692)	(1,107)	(41%)
General and administrative expenses
Corporate	(15,046)	(16,648)	1,602	10%
Commercial and chartering	(3,577)	(3,296)	(281)	(9%)
Gain on vessel sold	—	12,322	(12,322)	(100%)
Unrealized losses on derivatives	—	(26)	26	100%
Interest expense and finance costs	(3,721)	(5,673)	1,952	34%
Loss on extinguishment of debt	(469)	—	(469)	0%
Gain on extinguishment of finance leases	—	1,432	(1,432)	100%
Interest income	603	1,382	(779)	(56%)
Income before taxes	29,130	126,255	(97,125)	(77%)
Income tax	(202)	(203)	1	0%
(Loss) / gain from equity method investments	(288)	19	(307)	1616%
Net Income	$28,640	126,071	(97,431)	(77%)
Preferred dividends	(1,907)	(2,552)	645	25%
Net Income attributable to common stockholders	$26,733	123,519	(96,786)	(78%)

Revenue. Revenue for the nine months ended September 30, 2025, was $227.3 million, a decrease of $96.5 million from $323.7 million for the nine months ended September 30, 2024. Our average number of operating vessels was 26.3 for the nine months ended September 30, 2025, a slight increase from 26.0 for the nine months ended September 30, 2024.

We had 5,908 spot revenue days for the nine months ended September 30, 2025, as compared to 6,586 for the nine months ended September 30, 2024. We had 22 vessels employed directly in the spot market as of September 30, 2025, as compared with 25 vessels as of September 30, 2024. Decreases in spot rates during the nine months ended September 30, 2025 resulted in a decrease in revenue of $67.9 million and the decrease in spot revenue days resulted in a decrease in revenue of $32.3 million for the nine months ended September 30, 2025, as compared to the nine months ended September 30, 2024.

We had four product tankers and one chemical tanker employed under time charters as of September 30, 2025 compared to one product tanker as of September 30, 2024. We had 686 revenue days derived from time charters for the nine months ended September 30, 2025, as compared to 307 for the nine months ended September 30, 2024. The increase in revenue days for time-chartered vessels was partially offset by a decrease in time-charter rates, which resulted in a net increase in revenue of $3.7 million for the nine months ended September 30, 2025.

Voyage Expenses. Voyage expenses were $84.7 million for the nine months ended September 30, 2025, a decrease of $15.2 million from $99.8 million for the nine months ended September 30, 2024. The decrease included a $15.9 million reduction in bunker costs, partially offset by a $0.7 million increase in port and agency costs.

TCE Rate. The average TCE rate for our fleet was $22,219 per day for the nine months ended September 30, 2025, a decrease of $10,602 per day from $32,821 per day for the nine months ended September 30, 2024. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $47.0 million for the nine months ended September 30, 2025, an increase of $1.9 million from $45.1 million for the nine months ended September 30, 2024. The increase reflects the timing of vessel operating expenses between quarters and is also partly attributable to the addition of three vessels to the Ardmore fleet during the three months ended September 30, 2025. Vessel operating expenses, by their nature, are prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expenses were $16.1 million for the nine months ended September 30, 2025, a decrease of $0.8 million from $16.9 million for the nine months ended September 30, 2024. This decrease is a result of two chartered-in vessels redelivered at the end of their charter periods during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. Total charter hire expenses for the nine months ended September 30, 2025 were comprised of an operating expense component of $8.4 million and a vessel lease expense component of $7.7 million (September 30, 2024: $8.8 million and $8.1 million, respectively).

Depreciation. Depreciation expense for the nine months ended September 30, 2025 was $24.3 million, an increase of $1.9 million from $22.4 million for the nine months ended September 30, 2024. This increase is primarily attributable to the previously announced addition of three vessels to the Ardmore fleet during the third quarter of 2025 and the installation of energy saving devices and other upgrades on several vessels during their most recent drydocking cycles in 2025.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the nine months ended September 30, 2025 was $3.8 million, an increase of $1.1 million from $2.7 million for the nine months ended September 30, 2024 due to increased drydocking activity compared to the previous period. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the nine months ended September 30, 2025 were $15.0 million, a decrease of $1.6 million from $16.6 million for the nine months ended September 30, 2024. The decrease primarily reflects one-time expenses related to the Company’s leadership transition during the nine months ended September 30, 2024.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the nine months ended September 30, 2025 were $3.6 million, an increase of $0.3 million from $3.3 million for the nine months ended September 30, 2024.

Gain on Vessel Sold. We did not sell any vessels during the nine months ended September 30, 2025. During the nine months ended September 30, 2024, we recorded a gain of $12.3 million relating to the sale of the Ardmore Seafarer in April 2024.

Interest Expense and Finance Costs. Interest expense and finance costs for the nine months ended September 30, 2025 were $3.7 million, a decrease of $2.0 million from $5.7 million for the nine months ended September 30, 2024. The decrease was due to prepayment of the finance leases during the nine months ended September 30, 2024 which resulted in lower interest expense and finance costs during the nine months ended September 30, 2025.

Amortization of deferred finance fees for the nine months ended September 30, 2025 was $0.8 million, generally consistent with $0.9 million for the nine months ended September 30, 2024.

Loss Gain on Extinguishment of Debt. We recorded a loss on extinguishment of debt of $0.5 million during the nine months ended September 30, 2025. Loss on extinguishment of debt relates to the partial write-off of deferred finance fees associated with our previous revolving credit facility. We recorded no gain or loss on extinguishment of debt during the nine months ended September 30, 2024.

Gain on Extinguishment of Finance Leases. We did not record a gain or loss on extinguishment of finance leases during the nine months ended September 30, 2025. We recorded a gain on extinguishment of finance leases of $1.4 million during the nine months ended September 30, 2024. This was related to the early prepayment of the finance lease related to the exercises of vessel purchase options for the Ardmore Seawolf and Ardmore Seahawk in June 2024.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, and capital raised through financing transactions. As of September 30, 2025, we had $296.0 million in liquidity available, including cash and cash equivalents of $47.1 million (December 31, 2024: $47.0 million) and amounts available and undrawn under our revolving credit facilities of $248.9 million (December 31, 2024: $196.4 million).

We believe that our working capital, together with expected cash flows from operations, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, operating lease payments, quarterly common stock cash dividends, as well as funding our other working capital requirements. Prior to the redemption of our outstanding shares of Series A Preferred Stock on October 31, 2025, these requirements also included cash dividends on such shares.

Our short-term and spot charters contribute to the volatility of our net operating cash flows, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Time charters provide contracted revenue that may reduce the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments. Variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of drydocking expenditures, repairs and maintenance activities and the average number of vessels in service. The number of vessel dry dockings tends to vary each period depending on the vessel's maintenance schedule and required maintenance.

Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings, finance leases, and the issuance of debt and equity securities, to fund vessel acquisitions or newbuildings and capital expenditures.

Our credit facilities are described in Notes 4 (“Debt”) to our unaudited interim condensed consolidated financial statements included in this report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless a default is continuing or will result from such payment. The majority of our financing facilities require us to maintain various financial covenants.

Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As of September 30, 2025, we were in compliance with all covenants relating to our financing facilities.

Our debt facilities require us to make interest payments based on the Secured Overnight Financing Rate (“SOFR”). Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and may enter into swap arrangements to hedge exposure when we consider it economically advantageous to do so. We currently do not have any interest rate swaps in place.

CASH FLOW DATA

Cash Flow Data for the Nine Months Ended September 30, 2025 and September 30, 2024

CASH FLOW DATA	Nine Months Ended
In thousands of U.S. Dollars	September 30, 2025	September 30, 2024
Net cash provided by operating activities	$55,435	137,468
Net cash (used in) investing activities	$(119,040)	(29,881)
Net cash provided by / (used in) financing activities	$63,674	(106,818)

Cash provided by operating activities

For the nine months ended September 30, 2025, net cash provided by operating activities was $55.4 million compared to net cash provided by operating activities of $137.5 million for the nine months ended September 30, 2024. The change in net cash provided by operating activities was primarily due to lower net income of $28.6 million for the nine months ended September 30, 2025 compared with $126.1million for the nine months ended September 30, 2024, along with a decrease in receivables of $7.3 million during the three and nine months ended September 30, 2025, compared to an increase in receivables of $8.8 million and a gain on sale of the Ardmore Seafarer of $12.3 million during the three months ended September 30, 2024.

Cash (used in) investing activities

For the nine months ended September 30, 2025, net cash used in investing activities was $119.0 million. Payments for the acquisition of vessels and vessel equipment were $113.4 million. Advances for vessel equipment were $5.4 million and payments for other non-current assets were $0.3 million. For the nine months ended September 30, 2024, net cash used in investing activities was $29.9 million. Payments for the acquisition of vessels and vessel equipment were $58.1 million, and payments for other non-current assets of $0.3 million were partially offset by net proceeds from the sale of the Ardmore Seafarer of $26.8 million and payments received for equity investments of $1.7 million.

Cash provided by / (used in) financing activities

For the nine months ended September 30, 2025, net cash used in financing activities was $63.7 million. Proceeds from revolving credit facilities were $152.5 million and repayments under revolving credit facilities totaled $78.8 million. Payment of cash dividends on our shares of common stock was $8.1 million, and payments of dividends on shares of our Series A Redeemable Preferred Stock were $1.9 million. For the nine months ended September 30, 2024, net cash used in financing activities was $106.8 million. Repayments under revolving credit facilities totaled $91.2 million, and proceeds from revolving credit facilities were $68.4 million. Repayments of finance leases were $42.3 million, and repayments of long-term debt were $1.7 million. Payments of cash dividends on our shares of common stock were $37.5 million and dividend payments on shares of our Series A Redeemable Preferred Stock were $2.6 million.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels as of September 30, 2025 is as follows:

	For the Years Ending December 31,
	2025(1)	2026	2027	2028
Number of scheduled vessels in drydock (excluding in-water surveys)	2	—	3	7

We aim to continue staggering drydockings across the fleet. As our fleet matures, our drydocking expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification surveys are a component of our vessel operating expenses.

(1)    Three-month period ending December 31, 2025

Scrubber System Installation

The installation schedule for scrubber systems on our vessels as of September 30, 2025 is as follows:

	For the Years Ending December 31,
	2025	2026	2027	2028
Number of scheduled scrubber system installations	1	—	—	—

Scrubber system installations are timed to coincide with the drydocking schedule.

As of September 30, 2025, we had scrubber systems on 12 of our owned vessels, with one additional installation scheduled during the three-month period ending December 31, 2025. No additional scrubber installations are contemplated after 2025.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024. There have been no significant changes to these estimates and assumptions during the nine months ended September 30, 2025.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, regarding risks which could materially affect our business, financial condition and results of operations.

Operational Risk

We are exposed to operating costs arising from various vessel operations. Key areas of operating risk include drydocking, repair costs, insurance, piracy and fuel prices. Our risk management includes various strategies for technical management of drydocking and repairs coordinated with a focus on measuring cost and quality. Our modern fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. We have established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or our insurers consider high risk, or which they recommend monitoring, to make the navigation safer for sea staff and to protect our assets We also periodically consider and monitor the need for fuel hedging to manage the risk associated with the unpredictable and fluctuating nature of the price and supply of fuel.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro and Singapore Dollar) and, as a result, there is a transactional risk to us that currency fluctuations will have a negative effect on the value of our cash flows, financial condition and results of operations. We did not enter into any derivative contracts to manage foreign exchange risk during the nine months ended September 30, 2025.

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through borrowings that require us to make interest payments based on the SOFR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and may enter into swap arrangements to hedge exposure when we consider it economically advantageous to do so.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient and suitable liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting cash flows arising from and expenses relating to spot voyage revenue, time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead, and the servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in ABN AMRO and Nordea, and in short-term funds (with a credit risk rating of at least AA) managed by BlackRock, State Street Global Advisors, and JPMorgan Asset Management. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered prudent to do so.

We limit our credit risk with trade accounts receivable by performing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform evaluations of these charterers for credit risk, including credit concentration risk. As of September 30, 2025, our 27 vessels in operation (including two chartered-in vessels) were employed with 19 different charterers.

Inflation

In recent years, inflation has been a significant factor in the global economy, and inflationary pressures have resulted in increased operating, voyage (including bunkers) and general and administrative costs. Inflationary pressures could adversely affect our operating results to the extent our spot charter rates do not adequately cover the cost of any increases in bunker costs.

Although inflation has been moderating, inflationary pressures may continue or increase as a result of global macroeconomic conditions, which may be impacted by geopolitical factors beyond our control. For example, the recent imposition of new or increased tariffs on foreign imports, some of which activities have resulted in retaliatory tariffs being levied on goods and commodities, may trigger an escalation of trade wars and could cause inflation to increase. Please see “Significant Developments - Geopolitical and Economic Uncertainty” in this Report for information about risks to us and our business relating to tariffs.

Geopolitical Factors

Please see “Significant Developments - Geopolitical Conflict” in this Report for information about risks to us and our business relating to the ongoing conflict in Ukraine and the Israel-Hamas conflict and geopolitical and economic uncertainty, including tariffs and port fees.

Ardmore Shipping Corporation

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Interim Condensed Consolidated Balance Sheets as of September 30, 2025 and December 31, 2024	F-2
Unaudited Interim Condensed Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2025 and September 30, 2024	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2025 and September 30, 2024	F-4
Unaudited Interim Condensed Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity for the Three and Nine Months Ended September 30, 2025 and September 30, 2024	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2025 and September 30, 2024	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

As of September 30, 2025 and December 31, 2024

	As of
In thousands of U.S. Dollars, except as indicated	September 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	47,057	46,988
Receivables, net of allowance for bad debts of $1.4 million (2024: $1.9 million)	53,570	60,871
Prepaid expenses and other assets	3,175	4,298
Advances and deposits	2,368	3,084
Inventories	10,005	11,308
Total current assets	116,175	126,549

Non-current assets
Investments and other assets, net	5,038	5,236
Vessels and vessel equipment, net	643,122	545,594
Deferred drydock expenditures, net	26,406	14,252
Advances for vessel equipment	1,958	4,845
Deferred finance fees, net	5,144	2,746
Operating lease, right-of-use asset	1,969	5,577
Total non-current assets	683,637	578,250

TOTAL ASSETS	799,812	704,799

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	5,223	6,070
Accrued expenses and other liabilities	19,477	18,313
Deferred revenue	655	482
Current portion of operating lease obligations	669	4,965
Total current liabilities	26,024	29,830

Non-current liabilities
Non-current portion of long-term debt	116,143	38,796
Non-current portion of operating lease obligations	1,424	476
Other non-current liabilities	273	273
Total non-current liabilities	117,840	39,545

TOTAL LIABILITIES	143,864	69,375

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	27,782	27,782
Total redeemable preferred stock	27,782	27,782

Stockholders’ equity
Common stock	443	440
Additional paid in capital	477,718	475,812
Treasury stock	(33,524)	(33,524)
Retained earnings	183,529	164,914
Total stockholders’ equity	628,166	607,642

Total redeemable preferred stock and stockholders’ equity	655,948	635,424

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	799,812	704,799

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Operations

For three and nine months ended September 30, 2025 and September 30, 2024

	Three Months Ended		Nine Months Ended
In thousands of U.S. Dollars except share and per share data	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Revenue, net	81,245	96,118	227,287	323,745

Voyage expenses	(28,465)	(34,574)	(84,674)	(99,842)
Vessel operating expenses	(16,425)	(13,970)	(47,046)	(45,114)
Time charter-in
Operating expense component	(2,373)	(3,082)	(8,395)	(8,812)
Vessel lease expense component	(2,183)	(2,835)	(7,725)	(8,109)
Depreciation	(8,755)	(7,833)	(24,308)	(22,414)
Amortization of deferred drydock expenditures	(1,621)	(997)	(3,799)	(2,692)
General and administrative expenses
Corporate	(5,265)	(6,274)	(15,046)	(16,648)
Commercial and chartering	(1,089)	(1,212)	(3,577)	(3,296)
Gain on vessel sold	—	—	—	12,322
Unrealized losses on derivatives	—	(26)	—	(26)
Interest expense and finance costs	(1,744)	(1,103)	(3,721)	(5,673)
Loss on extinguishment of debt	(469)	—	(469)	—
Gain on extinguishment of finance leases	—	—	—	1,432
Interest income	188	226	603	1,382

Net Income before taxes	13,044	24,438	29,130	126,255

Income tax	(137)	(74)	(202)	(203)
(Loss) / gain from equity method investments	(121)	(220)	(288)	19
Net Income	12,786	24,144	28,640	126,071

Preferred dividends	(643)	(857)	(1,907)	(2,552)

Net Income attributable to common stockholders	12,143	23,287	26,733	123,519

Earnings per share, basic	0.30	0.55	0.66	2.96
Weighted average number of shares outstanding, basic	40,694,411	42,135,165	40,599,862	41,663,882
Earnings per share, diluted	0.30	0.55	0.66	2.93
Weighted average number of shares outstanding, diluted	40,712,341	42,362,193	40,740,174	42,096,610

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

For the three and nine months ended September 30, 2025 and September 30, 2024

	Three Months Ended		Nine Months Ended
In thousands of U.S. Dollars	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net Income	12,786	24,144	28,640	126,071
Other comprehensive loss, net of tax
Other comprehensive loss net, of tax	—	—	—	—

Comprehensive Income	12,786	24,144	28,640	126,071

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity

For the three and nine months ended September 30, 2025 and 2024

	Redeemable Preferred				Additional
	Stock		Common Stock		paid in	Treasury	Retained
In thousands of U.S. Dollars	Shares	Amount	Shares	Amount	capital	stock	earnings	TOTAL
Balance as of July 1, 2024	40	37,043	41,842	438	472,910	(15,636)	160,002	617,714
Issue of common stock	—	—	170	2	(2)	—	—	—
Share-based compensation	—	—	—	—	1,896	—	—	1,896
Preferred dividend	—	—	—	—	—	—	(857)	(857)
Common dividends	—	—	—	—	—	—	(15,900)	(15,900)
Net income	—	—	—	—	—	—	24,144	24,144
Balance as of September 30, 2024	40	37,043	42,012	440	474,805	(15,636)	167,389	626,998

Balance as of July 1, 2025	30	27,782	40,694	443	477,098	(33,524)	174,234	618,251
Issue of common stock	—	—	3	0	(0)	—	—	—
Share-based compensation	—	—	—	—	620	—	—	620
Preferred dividend	—	—	—	—	—	—	(643)	(643)
Common dividends	—	—	—	—	—	—	(2,849)	(2,849)
Net income	—	—	—	—	—	—	12,786	12,786
Balance as of September 30, 2025	30	27,782	40,697	443	477,718	(33,524)	183,529	628,166

	Redeemable Preferred				Additional
	Stock		Common Stock		paid in	Treasury	Retained
In thousands of U.S. Dollars	Shares	Amount	Shares	Amount	capital	stock	earnings	TOTAL
Balance as of January 1, 2024	40	37,043	41,305	433	471,216	(15,636)	81,388	537,401
Issue of common stock	—	—	707	7	(7)	—	—	—
Share-based compensation	—	—	—	—	3,596	—	—	3,596
Preferred dividend	—	—	—	—	—	—	(2,552)	(2,552)
Common dividends	—	—	—	—	—	—	(37,517)	(37,517)
Net income	—	—	—	—	—	—	126,071	126,071
Balance as of September 30, 2024	40	37,043	42,012	440	474,805	(15,636)	167,389	626,998

Balance as of January 1, 2025	30	27,782	40,455	440	475,812	(33,524)	164,914	607,642
Issue of common stock	—	—	242	2	(2)	—	—	—
Share-based compensation	—	—	—	—	1,908	—	—	1,908
Preferred dividends	—	—	—	—	—	—	(1,907)	(1,907)
Common dividends	—	—	—	—	—	—	(8,116)	(8,116)
Net income	—	—	—	—	—	—	28,640	28,640
Balance as of September 30, 2025	30	27,782	40,697	443	477,718	(33,524)	183,529	628,166

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2025 and 2024

	Nine Months Ended
In thousands of U.S. Dollars	September 30, 2025	September 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	28,640	126,071
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	24,308	22,414
Amortization of deferred drydock expenditures	3,799	2,692
Share-based compensation	1,908	3,596
Gain on vessel sold	—	(12,322)
Amortization of deferred finance fees	783	862
Loss on extinguishment of debt	469	—
Gain on extinguishment of finance leases	—	(1,432)
Unrealized losses on derivatives	—	26
Operating lease ROU - lease liability, net	260	88
Loss / (profit) from equity method investments	288	(19)
Deferred drydock payments	(12,484)	(5,796)
Changes in operating assets and liabilities:
Receivables	7,298	(8,846)
Prepaid expenses and other assets	1,123	446
Advances and deposits	717	2,273
Inventories	1,304	983
Accounts payable	(2,631)	5,234
Accrued expenses and other liabilities	(521)	(1,247)
Deferred revenue	173	2,445
Net cash provided by operating activities	55,434	137,468

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	—	26,829
Payments for acquisition of vessels and vessel equipment, including deposits	(113,416)	(58,056)
Advances for vessel equipment	(5,366)	—
Payments for other non-current assets	(257)	(304)
Proceeds from equity investments	—	1,650
Net cash (used in) investing activities	(119,039)	(29,881)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities, net	152,493	68,385
Repayments of long term debt	—	(1,678)
Repayments on revolving facilities	(78,796)	(91,194)
Repayments of finance leases	—	(42,262)
Payment of common share dividends	(8,116)	(37,517)
Payment of preferred share dividends	(1,907)	(2,552)
Net cash provided by / (used in) financing activities	63,674	(106,818)

Net increase in cash and cash equivalents	69	769

Cash and cash equivalents at the beginning of the year	46,988	46,805

Cash and cash equivalents at the end of the period	47,057	47,574

Cash paid during the period for interest in respect of debt	2,763	3,842
Cash paid during the period for interest in respect of finance leases	—	1,500
Cash paid during the period for operating lease liabilities (offices)	618	489
Cash paid during the period for operating lease liabilities (time charter-in contracts)	9,135	10,888
Cash paid during the period for income taxes	159	90
Non-cash financing activity. Non cash conversion from term loan to revolving facility	—	44,100
Non-cash operating activity: ROU / lease liability increase in respect of time-charter extensions	678	7,327
Non-cash financing activity: Accrued preferred dividends	433	578
Non-cash investing activity. Movement in accruals and accounts payable during the period in respect of drydocks and scrubber systems	(3,468)	194

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2025 and September 30, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

1.          General information and significant accounting policies

1.1.       Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively, the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As of September 30, 2025, the Company had 25 owned vessels and two chartered-in vessels in operation. The average age of the Company’s owned fleet as of September 30, 2025 was 10.6 years.

1.2.       Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As of September 30, 2025, ASC had (a) 78 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, (b) one 50%-owned joint venture, Anglo Ardmore Ship Management Limited (“AASML”), which provides technical management services to a majority of the ASC fleet, and (c) a 10% equity stake in Element 1 Corp (“E1”).

Ardmore Maritime Services (Asia) Pte, a wholly owned subsidiary incorporated in Singapore, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.       Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) that apply to interim condensed financial statements.

Accordingly, they do not include all of the information and footnotes normally included in consolidated financial statements prepared in conformity with U.S. GAAP. They should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2024 Annual Report on Form 20-F, filed with the SEC on March 7, 2025. The condensed consolidated balance sheet as of December 31, 2024 has been derived from the audited financial statements at that date but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. All intercompany balances and transactions have been eliminated on consolidation.

The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2025 and September 30, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

1.4.    Significant accounting policies

There have been no changes in the Company’s significant accounting policies during the nine months ended September 30, 2025 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2024. The accounting policies used in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2024.

2. Business and Segment Reporting

The Company primarily engages in the ocean transportation of petroleum and chemical products internationally through its fleet of tankers. These tankers are not bound to specific ports or schedules, allowing them to respond to market opportunities by moving between trade lanes and geographical areas. The Company charters its vessels to its customers through a combination of spot and time-charter arrangements, with the majority of its revenue generated from spot voyages, which typically last less than three months.

The chief operating decision maker (“CODM”) reviews overall operating results on a fleet-wide basis using time charter equivalent rates (“TCE”) and consolidated expenses. When the Company charters-out a vessel, the charterer is free to trade the vessel worldwide (subject to certain sanctions-related restrictions and certain operational-related constraints), making the disclosure of geographic information impracticable. The Company operates under one reportable segment for its vessel operations, based on how internally reported financial information is reviewed by the CODM to analyze performance, make decisions and allocate resources.

The accounting policies of the vessel operations segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the vessel operations segment and decides how to allocate resources based on consolidated net income. The Company does not have intra-entity sales or transfers.

The Company’s CODM, is the senior management team that includes the chief executive officer, president, chief financial officer, chief operating officer, senior vice president of commercial, and the senior director of corporate services.

The CODM uses consolidated net income to analyze income generated by the Company’s assets and how to allocate the corresponding cash flow according to the Company’s capital and resources focusing on maintaining the Company’s fleet, deleveraging, pursuing accretive growth opportunities, and returning capital to shareholders.

The CODM monitors budget versus actual results and the results of publicly reported competitors to assess the performance of the segment and establish a basis for management’s discretionary compensation.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2025 and September 30, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

3. Equity Investments

Element 1 Corp. - On June 17, 2021, the Company purchased a 10% equity stake in Element 1 Corp (“E1”), a developer of advanced hydrogen generation systems used to power fuel cells. The Company’s 10% equity stake consists of 581,795 shares of E1’s common stock. The Company holds one board seat out of five, resulting in 20% voting rights at the board level and thus an ability to exercise significant influence in E1. Accordingly, the Company accounts for the investment in the common shares of E1 using the equity method in accordance with FASB Accounting Standards Codification 323, Investments – Equity Method and Joint Ventures (“ASC 323”).

The Company records its share of earnings and losses in its investment in E1 on a quarterly basis, with an aggregate loss of $0.3 million recognized during the nine months ended September 30, 2025 (2024: $0.3 million).

The Company recorded an investment of $4.2 million, which is included in investments and other assets, net in the condensed consolidated balance sheet as of September 30, 2025.

e1 Marine LLC - On June 17, 2021, the Company established a joint venture, e1 Marine LLC, with E1. and an affiliate of Maritime Partners LLC (“MP”), which seeks to deliver E1’s hydrogen delivery system to the marine sector, with each joint venture partner owning 33.33% of e1 Marine LLC. In May 2024, the Company sold its 33.33% stake in e1 Marine for $1.65 million and recognized a gain of $0.5 million. This gain is included as a component in loss from equity method investments, in the consolidated statement of operations for the year ended December 31, 2024.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2025 and September 30, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4. Debt

As of September 30, 2025, the Company had two loan facilities (each a revolving credit facility), which it has used primarily to finance vessel acquisitions and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled 20 vessels as of September 30, 2025. ASC and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of its $15 million Working Capital Facility (as defined below). These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as of September 30, 2025 and December 31, 2024 were as follows:

	As of
In thousands of U.S. Dollars	September 30, 2025	December 31, 2024
$350 million Revolving Credit Facility	110,000	—
Nordea/SEB Revolving Facility	—	37,500
$15 million Working Capital Facility	6,143	1,296
Total debt	116,143	38,796
Non-current portion of long-term debt	116,143	38,796

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As of
In thousands of U.S. Dollars	September 30, 2025
2025(1)	—
2026	—
2027	—
2028	—
2029	—
2030	6,143
2031	110,000
116,143

(1) Three-month period ending December 31, 2025

$350 million Revolving Credit Facility

On July 23, 2025, 20 of ASC’s subsidiaries entered into a $350 million revolving credit facility with Nordea Bank AB (publ) (“Nordea”), Skandinaviska Enskilda Banken AB (publ) (“SEB”), ABN AMRO Bank N.V (“ABN”) and Danske Bank A/S (“Danske”) (the “$350 million Revolving Credit Facility”), the proceeds of which were used to refinance 20 vessels. Interest is calculated at a rate of SOFR plus 1.8%. The revolving facility matures in July 2031. As at September 30, 2025, $110 million of the revolving credit facility was drawn down, with $240 million undrawn.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2025 and September 30, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.      Debt (continued)

Former ABN/CACIB Revolving Credit Facility

On August 5, 2022, seven of ASC’s subsidiaries entered into a $108 million sustainability-linked long-term loan facility with ABN and Credit Agricole Corporate and Investment Bank (“CACIB”) (the “ABN/CACIB Joint Bank Facility”), the proceeds of which were used to finance seven vessels, including three vessels financed under lease arrangements. Interest was calculated at SOFR plus 2.5%. Principal repayments on the term loans were made on a quarterly basis, with a balloon payment payable with the final installment. On June 15, 2023, the credit facility was amended to convert 50% of the outstanding balance under the facility into a revolving credit facility with the remaining 50% of the outstanding balance, or $49.2 million, continuing as a term loan facility. On March 14, 2024, the credit facility was further amended to convert the entire term loan outstanding balance under the facility into the revolving credit facility. The revolving credit facility was prepaid on July 23, 2025 and refinanced with the $350 million Revolving Credit Facility described above, which was accounted for as a modification.

Former Nordea/SEB Revolving Facility

On August 5, 2022, 12 of ASC’s subsidiaries entered into a $185 million sustainability-linked revolving credit facility with Nordea and SEB (the “Nordea / SEB Revolving Facility”), the proceeds of which were used to refinance 12 vessels, including six vessels financed under lease arrangements. Interest was calculated at a rate of SOFR plus 2.5%. The revolving facility could be drawn down or repaid with five days’ notice. On July 23, 2025, the majority of this revolving credit facility was prepaid and refinanced through the $350 million Revolving Credit Facility. The refinancing was accounted for as a modification. At the date of refinancing, the outstanding balance of $10 million was transferred to the $350 million Revolving Credit Facility.

$15 million Working Capital Facility

On August 20, 2025, the Company entered into an amended sustainability-linked $15 million working capital facility with ABN (the “$15 million Working Capital Facility”) to fund working capital. Interest under this facility is calculated at a rate of SOFR plus 3.9%. Interest payments are payable on a quarterly basis. The facility matures in August 2030. As of September 30, 2025, $6.1 million of the revolving credit facility was drawn down, with $8.9 million undrawn.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2025 and September 30, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.      Debt (continued)

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

●	maintain minimum solvency of not less than 30%;
●	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash. The remaining 40% can include cash and cash equivalents undrawn under the revolving facilities), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as of September 30, 2025 was $19.5 million;

●	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the applicable facility;
●	maintain an adjusted net worth of not less than $200 million; and
●	maintain positive working capital, excluding current portion of debt and leases, balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in compliance with all of its long-term debt financial covenants as of September 30, 2025 and December 31, 2024.

5.   Leases

CMBFL / Shandong

On June 25, 2021, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seawolf and Ardmore Seahawk with CMB Financial Leasing Co., Ltd (“CMBFL”) / Shandong, resulting in gross proceeds of $49.0 million less fees of $1.0 million. The facility was drawn down in June 2021. Principal repayments on the leases were made on a monthly basis. The finance leases were scheduled to expire in 2026, with options to extend up to 2029. On February 14, 2024, the Company gave notice to exercise its purchase options, for both the Ardmore Seawolf and Ardmore Seahawk, which were under sale-leaseback arrangements. The vessel purchases concluded on June 25, 2024, with the Company repaying its remaining finance lease facility associated with those two vessels.

Long Term Operating Leases

The Company sold the Ardmore Sealeader, the Ardmore Sealifter and the Ardmore Sealancer on June 5, 2022, July 16, 2022 and July 31, 2022, respectively and subsequently chartered the vessels back from the buyer for a period of 24 months.  On March 8, 2024, the Company exercised its option to extend the charter-in period for the Hansa Sealeader by an additional 12 months, starting from July 5, 2024. In April 2024, the Company exercised its options to extend the charter-in period for the Hansa Sealifter and Hansa Sealancer by an additional 12 months, starting from August 17, 2024 and September 1, 2024 respectively.

The Company redelivered the Hansa Sealeader and Hansa Sealifter during the three months ended September 30, 2025. The Hansa Sealancer was redelivered on October 24, 2025.

Chartered-in vessels include both lease and non-lease components. The lease component relates to the cost to a lessee to control the use of the vessel and the non-lease components relate to the cost to the lessees for the lessor to operate the vessel. For time charters-in, the Company has elected to separate lease and non-lease components.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2025 and September 30, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

5.   Leases (continued)

Operating leases are included in operating lease, right-of-use (“ROU”) asset, current portion of operating lease obligations, and non-current portion of operating lease obligations in the Company’s consolidated balance sheets. The ROU asset represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Short Term Lease

The Company entered into a short term lease agreement in March 2025 to charter-in a vessel for a period of 12 months with the option to extend for a further three months. The Company elected the practical expedient of FASB Accounting Standards Codification 842- Leases (“ASC 842”), which allows for leases with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities. The Company recognizes the lease costs for all vessel-related operating leases as charter hire expenses, split between lease and non-lease components, on the condensed consolidated statements of operations on a straight-line basis over the lease term. For office operating leases, the Company has elected to combine lease and non-lease components on the condensed consolidated balance sheets and statements of operations.

6.     Share-based Compensation

Time Restricted stock units (“TRSUs”)

Changes in the TRSUs for the nine months ended September 30, 2025 are set forth below:

		Weighted average
	Number of	fair value at grant
	TRSUs	date
Balance as of January 1, 2025	283,757	$13.04
TRSUs granted during the nine months ended September 30, 2025	170,481	$9.53
TRSUs vested during the nine months ended September 30, 2025	(216,425)	$(8.13)
Balance as of September 30, 2025 (none of which are vested)	237,813	$11.62

The total cost related to non-vested TRSU awards expected to be recognized through 2028 is set forth below in thousands of U.S. Dollars:

Period	TOTAL
2025(1)	$403
2026	1,040
2027	443
2028	63
$1,949
(1)	Three-month period ending December 31, 2025

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2025 and September 30, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

6.     Share-based Compensation (continued)

Performance-Based Restricted stock units (“PRSUs”)

Changes in the PRSUs for the nine months ended September 30, 2025 are set forth below:

No. of PRSUs
Balance as of January 1, 2025	86,607
PRSUs granted during the nine months ended September 30, 2025	51,537
PRSUs vested during the nine months ended September 30, 2025	—
Balance as of September 30, 2025 (none of which are vested)	138,144

The total cost related to non-vested PRSU awards expected to be recognized through 2028 is set forth below in thousands of U.S. Dollars:

Period	TOTAL
2025(1)	$157
2026	471
2027	254
2028	36
$918
(1)	Three-month period ending December 31, 2025

7.     Preferred Stock

On June 17, 2021 and on December 3, 2021, ASC issued 25,000 shares and 15,000 shares, respectively of Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Stock”) to an affiliate of Maritime Partners LLC. On December 10, 2024, the Company completed the redemption of 10,000 shares of its Series A Preferred Stock. On October 31, 2025, the Company fully redeemed all outstanding preferred shares. The liquidation preference of the Series A Preferred Stock was $1,000.00 per share. The shares of Series A Preferred Stock accrued cumulative dividends, whether or not declared, at an initial annual rate of 8.5% per $1,000.00 of liquidation preference per share, which rate could change based on certain matters. Dividends were payable on January 30, April 30, July 30 and October 30 of each year, commencing July 30, 2021. So long as any share of the Series A Preferred Stock remained outstanding, no cash dividend could be declared or paid on ASC’s common stock unless, among other things, all accrued and unpaid dividends had been paid on the Series A Preferred Stock. The Company could redeem, in whole or in part, the shares of Series A Preferred Stock outstanding, at a cash redemption price equal to (a) 103% of the liquidation preference per share plus any accumulated and unpaid dividends on or after the third anniversary of the original issuance date of the Series A Preferred Stock and prior to the fourth anniversary, (b) 102% of the liquidation preference per share plus any accumulated and unpaid dividends after such fourth anniversary and prior to the fifth anniversary and (c) 100% of the liquidated preference per share plus any accumulated and unpaid dividends after such fifth anniversary.

The Series A Preferred Stock was redeemable, in whole or in part, upon the election of the Company or the holder of shares of Series A Preferred Stock, upon the occurrence of certain change of control events, including if a person or group became the beneficial owner of a majority of ASC’s total voting power. As it was possible, regardless of the probability of such occurrence, that a person or group could acquire beneficial ownership of a majority of the voting power of ASC’s outstanding common stock without Company approval and thereby trigger a “change of control,” the Series A Preferred Stock was classified as temporary equity for accounting purposes.  The Company’s obligations to the holder of shares of Series A Preferred Stock were secured by a pledge of the Company’s equity interest in E1. The Series A Preferred Stock is presented in the Company’s financial statements net of the related stock issuance costs.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2025 and September 30, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

7.     Preferred Stock (continued)

As part of the issuance of the Series A Preferred Stock to Maritime Partners, the Company granted to Maritime Partners a profits interest of 20% of all cash or in-kind distributions and proceeds received in respect of the E1 investment which profits interest distributions could only be made after the Company received a return of its initial investment of $9.3 million.  As the agreement included a mandatory redemption date for the profits interest that was the tenth anniversary of the date of the agreement, it rendered the profits interest as a liability which required it to be marked to fair value each period with changes in the fair value recorded directly in earnings.  The Company recorded a liability of $0.3 million, which is included in non-current liabilities in the condensed consolidated balance sheet as of September 30, 2025.

On October 1, 2025, the Company delivered a notice of full redemption for all outstanding shares of its Series A Preferred Stock, for $30.6 million, which represents the stipulated redemption price of 102% of the liquidation preference per share. The redemption was completed on October 31, 2025.

8.     Subsequent Events

Consistent with the Company’s variable dividend policy, the Board of Directors declared a cash dividend on November 5, 2025, of $0.10 per common share for the quarter ended June 30, 2025. The cash dividend of approximately $4.2 million will be paid on December 12, 2025, to all shareholders of record on November 28, 2025.